Exhibit 3

Consent Letter

To: ATA INC.

With respect to the Equity Transfer Agreement ("Equity Transfer Agreement") entered into by and among ATA INC. ("ATAI"), Arts Consulting Limited ("ArtsCL"), ACG International Group Limited ("ACGGL"), Beijing Huanqiuyimeng Education Consultation Corp., Zhang Jun and Deng Rui on June 28, 2019, the parties hereto sign this consent letter on August 6, 2019 and agree as follows (Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Equity Transfer Agreement):

The Consideration Shares paid by ATAI under the Equity Transfer Agreement are restricted shares, which shall be released in three years and partially on each of the first, second and third anniversary of the closing date (the “Closing Date”) of the acquisition of 100% shares of ACGGL respectively with the specific number of shares to be released listed as follows:

Timeline	Number of shares released
First anniversary of the Closing Date	2,808,000
Second anniversary of the Closing Date	2,808,000
Third anniversary of the Closing Date	3,744,000
Total	9,360,000

Within ten (10) business days from the anniversary of the Closing Date in each calendar year, ATAI shall assist in the release of restrictions for the corresponding restricted shares, if necessary.

The parties agree that without the written consent of the board of directors of ATAI, during the period when restrictions on the Consideration Shares are not released, ArtsCL shall not dispose any restricted shares held by ArtsCL and shareholders of ArtsCL shall not dispose any shares of ArtsCL. (Disposal shall include transfer, establishment of any encumbrance and other disposal behaviors)

The parties agree that ArtsCL shall be responsible for all the approval, filing, registration and other procedures to be completed for the purpose of obtaining the Consideration Shares. However, ATAI shall assist in matters requiring ATAI's cooperation.

Consent parties:

Arts Consulting Limited

Authorized representative：

/s/Zhang Jun

Zhang Jun	Deng Rui
/s/Zhang Jun	/s/Deng Rui

Consent Letter

To: ATA INC.

With respect to the Equity Transfer Agreement ("Equity Transfer Agreement") entered into by and among ATA INC. ("ATAI"), Arts Consulting Limited ("ArtsCL"), ACG International Group Limited ("ACGGL"), Beijing Huanqiuyimeng Education Consultation Corp. ("ACG"), Zhang Jun and Deng Rui on June 28, 2019, the parties hereto sign this consent letter on August 6, 2019 and agree as follows (Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Equity Transfer Agreement):

Zhang Jun and Deng Rui both undertake to work for ATAI or its affiliated parties for three (3) years from the closing date (the “Closing Date”) of the acquisition of 100% shares of ACGGL. After Closing, unless with the written consent of ATAI, Zhang Jun and Deng Rui, during the employment with ATAI or its affiliated parties, as well as three (3) years after termination of employment with ATAI or its affiliated parties (the "Non-Compete Period"), shall not directly or indirectly, being paid or unpaid, personally or through any third party, relatives and associates (its employees, agents, advisors, directors, partners or shareholders), or any other identity to engage in the following activities: (1) establish, engage, participate or operate any business (the "Competitive Business") that is directly or indirectly being the same, similar or competitive with the main business of ATAI, ACG or any affiliate of the said companies; (2) in any way hold any office, acquire or hold any interest (other than buying or selling shares through a public securities market) in an entity engaging in the Competitive Business (the "Competitor"); (3) provide financial, technical, business opportunities, information, experience and other support, consulting or services to any Competitor; or (4) solicit or employ employees or staff of ATAI, ACG or affiliated companies of the above companies who are being employed or have left the company for less than one year, or receive services or support (whether being paid or unpaid) from such personnel.

If Zhang Jun violates the aforementioned term of service and non-competition commitment, he shall be liable for breach of contract, and such liability shall be jointly and severally assumed by ArtsCL. Within twenty (20) business days upon the written notice issued by ATAI or its affiliates, ArtsCL shall return to ATAI free of charge, 75% of the shares that are obtained and not-sold under the Equity Transfer Agreement, and pay penalty equal to 75% of the amount of the shares that are sold per the public trading price on the Closing Date to the entity designated by ATAI. For 75% of the shares that have not been obtained or released from restrictions under the Equity Transfer Agreement, ATAI shall have no obligation to issue such shares or release such shares from restrictions and shall take back the issued restricted shares.

If Deng Rui violates the aforementioned term of service and non-competition commitment, she shall be liable for breach of contract, and such liability shall be jointly and severally assumed by ArtsCL. Within twenty (20) business days upon the written notice issued by ATAI or its affiliates, ArtsCL shall return to ATAI free of charge, 25% of the shares that are obtained and not-sold under the Equity Transfer Agreement, and pay penalty equal to 25% of the amount of the shares that are sold per the public trading price on the Closing Date to the entity designated by ATAI. For 25% of the shares that have not been obtained or released from restrictions under the Equity Transfer Agreement, ATAI shall have no obligation to issue such shares or release such shares from restrictions and shall take back the issued restricted shares.

Consent parties:

Arts Consulting Limited

Authorized representative：

/s/Zhang Jun

Zhang Jun	Deng Rui
/s/Zhang Jun	/s/Deng Rui